Exhibit 3.1

SECOND AMENDMENT TO

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

CROSSAMERICA PARTNERS LP

THIS SECOND AMENDMENT TO FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF CROSSAMERICA PARTNERS LP (previously known as Lehigh Gas Partners LP), as amended by the First Amendment dated as of October 1, 2014 (as so amended, this “Amendment”), dated as of December 3, 2014, is entered into by CrossAmerica GP LLC, a Delaware limited liability company, as the general partner (the “General Partner”), pursuant to its authority granted in Section 13.1(d) of the First Amended and Restated Agreement of Limited Partnership, dated as of October 30, 2012 (the “Partnership Agreement”). Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, Section 13.1(d) of the Partnership Agreement provides that the General Partner, without the approval of any other Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners in any material respect; and

WHEREAS, the Board of Directors of the General Partner has determined that the standard set forth in Section 13.1(d) is satisfied; and

WHEREAS, the General Partner deems it in the best interest of the Partnership to effect this Amendment in order to clarify the definition of “Conflicts Committee”.

NOW, THEREFORE, it is hereby agreed as follows:

A. Amendments. Section 1.1 of the Partnership Agreement is hereby amended to restate the following definition:

“Conflicts Committee” means a committee of the Board of Directors composed entirely of two or more directors, each of whom (a) is not an officer or employee of the General Partner (b) is not an officer or employee of any Affiliate of the General Partner or a director of any Affiliate of the General Partner (other than any Group Member), (c) is not a holder of any ownership interest in the General Partner or any of its Affiliates, including any Group Member, that is determined by the Board of Directors, after reasonable inquiry, to be likely to have an adverse impact on the ability of such director to fulfill his or her obligations as a member of the Conflicts Committee, and (d) meets the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which any class of Partnership Interests is listed for or admitted to trading.

B. Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

C. Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of laws.

D. Severability. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.

[Signatures on following page]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER:

CrossAmerica GP LLC

By:	Gérard J. Sonnier
Name:	Gérard J. Sonnier
Title:	Corporate Secretary